FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from June 1, 2018 to June 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 11, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from June 1, 2018 to June 30, 2018 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on July 11, 2018]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of June 30, 2018

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 26, 2018) (Period of repurchase: from May 16, 2018 to March 29, 2019 (excluding the ten business days following the announcement of each quarterly financial results))	100,000,000		70,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date)
	—	—	—

Total	—	0	0

Aggregate shares repurchased as of the end of this reporting month	0		0

Progress of share repurchase (%)	0		0

2.	Status of disposition

as of June 30, 2018

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date)	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date)
	June 28	86	46,517
Subtotal	—	86	46,517
Other (exercise of stock acquisition rights)	(Date) June 1 June 4 June 5 June 6 June 7 June 8 June 11 June 12 June 13 June 14 June 15 June 19 June 20 June 21 June 22 June 25 June 26 June 27 June 28 June 29	36,900 48,400 61,700 67,900 28,200 10,000 48,900 24,400 62,600 19,800 43,100 49,300 31,700 31,700 23,200 61,500 14,100 17,500 45,700 46,800	927,900 48,400 657,700 3,042,900 28,200 2,985,000 1,238,900 2,405,400 1,254,600 1,209,800 341,100 4,514,300 3,011,700 6,880,700 917,200 657,500 2,100,100 17,500 45,700 46,800

Subtotal	—	773,400	32,331,400

Total	—	773,486	32,377,917

3.	Status of shares held in treasury

as of June 30, 2018

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,643,562,601
Number of shares held in treasury	243,917,783